Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees to the joint filing on behalf of each of them of a Statement on Schedule 13D with respect to Class A common stock, par value $0.0001 per share, of CompoSecure, Inc., and any amendments to that Statement, and acknowledges that it is aware that this Joint Filing Agreement will be filed as an Exhibit to the Schedule 13D. Each of the undersigned agrees that it is responsible for the timely filing of the Schedule 13D and any amendments and for the completeness and accuracy about it (but not about any other person).

Dated: January 6, 2022

ROMAN DBDR TECH SPONSOR LLC, A Delaware limited liability company

By:	DR. DONALD G. BASILE as the managing member of Roman DBDR Tech Sponsor LLC

By:	/s/ Dr. Donald G. Basile
Name:	Dr. Donald G. Basile

/s/ Dr. Donald G. Basile
Dr. Donald G. Basile

/s/ Dixon Doll, Jr.
Dixon Doll, Jr.